UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Passage BIO, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

702712 100

(CUSIP Number)

Steve R. Bailey

Frazier Healthcare Partners

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 26, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 702712 100

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,009,219 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,009,219 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,219 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,009,219 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 22, 2021.

CUSIP No. 702712 100

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,009,219 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,009,219 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,219 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,009,219 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 22, 2021.

CUSIP No. 702712 100

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,009,219 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,009,219 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,219 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 5,009,219 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 22, 2021.

CUSIP No. 702712 100

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,009,219 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,009,219 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,009,219 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 5,009,219 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 22, 2021.

CUSIP No. 702712 100

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 12,219 shares
	8.	Shared Voting Power 5,009,219 shares (1)
	9.	Sole Dispositive Power 12,219 shares
	10.	Shared Dispositive Power 5,009,219 shares (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,021,438 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 12,219 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of January 26, 2021 and (ii) 5,009,219 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)

Based on (i) 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 22, 2021, and (ii) 12,219 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of January 26, 2021.

CUSIP No. 702712 100

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends the statement on Schedule 13D filed on March 9, 2020 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the Common Stock of Passage BIO, Inc. (the “Issuer”), having its principal executive office at Two Commerce Square, 2001 Market Street, 28th Floor, Philadelphia, PA 19103. Except as otherwise specified in this Amendment No. 1, all items in the Original Schedule 13D are unchanged. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act:

FLS IX is the record owners of the FLS Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS Shares. As members of FHMLS IX, L.L.C., each of the Members may be deemed to beneficially own the FLS Shares.

The percentage of outstanding shares of Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. For each Reporting Person other than Heron, such percentage was calculated based on the 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 21, 2021.

Heron’s percentage was calculated based on (i) 52,917,084 shares of Common Stock that were anticipated to be outstanding following the Issuer’s public offering as set forth in the Issuer’s final prospectus filed with the SEC pursuant to Rule 424(b)(1) on January 21, 2021, and (ii) 12,219 shares of Common Stock that are issuable upon the exercise of options held directly by Mr. Heron that are exercisable within 60 days of January 26, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2021	FRAZIER LIFE SCIENCES IX, L.P.
By FHMLS IX, L.P., its general partner
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 27, 2021	FHMLS IX, L.P.
By FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 27, 2021	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: January 27, 2021	By:	*
James Topper

Date: January 27, 2021	By:	*
Patrick Heron

Date: January 27, 2021	*By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.